Diversified Energy Reports Strong Second Quarter Results Highlighting Consistent Cash Margins, Year-over-Year Growth, and Disciplined Execution of Maverick Acquisition Integration
Non-Op Development Partnership Generating Over 60% Returns with Minimal Capital Spend that Delivers an Improving Corporate Decline Rate
Portfolio Optimization Program Contributed $70 Million in Cash Flow Year-to-Date
Returned Over $105 million to Shareholders Year-to-Date Through Dividends and Share Repurchases
On Track to Achieve Full-Year 2025 Guidance
Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) today announced its interim results for the six months ended June 30, 2025, reporting performance in line with expectations and highlighting key strategic and financial achievements.
Delivering Reliable Results and Strategic Growth as the U.S. PDP Champion
Second Quarter 2025 Results
(Second Quarter Results Reflect Full Quarter Impact of the Acquisition of Maverick Natural Resources)
•Production exit rate(a): 1,135 MMcfepd (189 Mboepd)
•Average production: 1,149 MMcfepd (192 Mboepd)
•Production volume mix (natural gas, NGLs, oil): 73% / 13% / 14%
•Total Revenue (including settled hedges)(d): $510 million
•Operating Cash Flow: $133 million
•Adjusted EBITDA(b): $280 million
•Free Cash Flow: Adjusted Free Cash Flow(c) of $88 million after $25 million of nonrecurring transaction costs
•Annualized Adjusted FCF Yield(c) of 31%
•Revenue per unit(d): $4.88/Mcfe ($29.28/Boe)
•Adjusted cost per unit(e):$2.21/Mcfe ($13.26/Boe)
First Half 2025 Results
•Average production: 1,007 MMcfepd (168 Mboepd)
◦Production volume mix (natural gas, NGLs, oil): 77% / 13% / 10%
•Total Revenue (including settled hedges)(d): $804 million
•Operating Cash Flow: $264 million
•Adjusted EBITDA(b): $418 million
•Free Cash Flow: Adjusted Free Cash Flow(c) of $152 million after $28 million of nonrecurring transaction costs
•CAPEX: $89 million
◦Non-Op drilling expenditures weighted more in Q2; full-year Capex trending toward low end of guidance
•Revenue per unit(d): $4.41/Mcfe ($26.46/Boe)
•Adjusted cost per unit(e): $2.11/Mcfe ($12.66/Boe)

Improving Financial and Operational Metrics

	1Q25	2Q25	QoQ % Change	1H24	1H25	YoY % Change

Production (Mmcfe/d)	864	1,149	33%	746	1,007	35%
Production volume mix
Natural gas	82%	73%		84%	77%
NLGs	12%	13%		13%	13%
Oil	6%	14%		3%	10%

Total Revenue(d) (millions)	$294	$510	73%	$449	$804	79%
Adj. EBITDA(b) (millions)	$138	$280	103%	$218	$418	92%
Adj. FCF(c) (millions)	$64	$88	38%	$102	$152	49%
Financial Strength and Shareholder Returns
•Liquidity: $416 million of undrawn credit facility capacity and unrestricted cash
•Leverage ratio: 2.6x Net Debt to EBITDA; ~13% improvement from YE2024
•Consolidated debt consists of ~70% in non-recourse ABS securities
•ABS principal reduction: Retired $130 million in principal during 1H25
•2Q25 dividend: $0.29 per share declared
•Shareholder returns: Over $105 million returned YTD via dividends and repurchases(f)
•Share repurchases: ~3.3 million shares repurchased YTD (~4% of outstanding shares), totaling ~$43 million(f)

Strategic Execution and Transformational Growth
•$2 Billion Carlyle Partnership
•Strategic partnership to invest up to $2 billion in existing U.S. proved developed producing (PDP) oil and gas assets
•Capitalizes on industry consolidation trends and divestitures of mature producing assets
•Non-dilutive structure preserves capital flexibility and supports long-term growth
•Enhances Diversified’s stature as a leading consolidator of upstream PDP assets
•Maverick Integration Update
•Increasing annualized synergy target to $60M from previously stated $50M, following strong execution during our integration process
•Efficiency gains through staffing optimization, contract savings, and midstream cost reductions
•Field-level integration completed in Q2
•Technology and administrative integration are on track for 3Q25 completion

•Unlocking Value Through Portfolio Optimization
•Portfolio optimization program realized ~$70 million from non-core asset and leasehold divestitures
•Joint Development Partnership continues to produce >60% IRRs with 124 wells drilled under the JDA in the last 3 years
◦The program highlights optionality in DEC’s portfolio to monetize Central Region acreage via non-op drilling or leasehold divestitures
•Oklahoma midstream transaction provides a no-fee whole-owned pipeline, compression efficiencies, emissions improvement and numerous production optimization projects
•East Texas portfolio optimization yields incremental cash flow via gathering and processing dedication fees, with potential to increase Black Bear facility throughput to current full capacity of 120 MMcf per day
•Revenue of ~$6.6 million through June 2025 from Coal Mine Methane (CMM) associated environmental attribute credits
◦Remain on track to grow environmental credit cash flow by 300% from YE 2024 levels
•Next LVL Energy and Regulatory Updates
•In the first half of 2025, the Company permanently retired 213 wells, including 170 Diversified wells
•Since establishment of Next Level in 2022, Diversified has retired 1,112 wells

Rusty Hutson, Jr., CEO of Diversified, commented:
“Diversified continues to deliver consistent returns on our assets, along with the expansion of our asset portfolio, reinforcing our position as the U.S. PDP Champion. Our strong first-half performance reflects the resilience of our business model, the quality of our assets, and the dedication of our talented teams. With the successful integration of Maverick progressing on schedule, we are already realizing meaningful synergies and operational efficiencies that enhance our ability to optimize cash flow in our expanded portfolio and drive long-term value from our investments.
The strategic partnership with The Carlyle Group marks a transformational milestone for Diversified. This $2 billion commitment underscores confidence in our platform and provides significant capital flexibility to capitalize on the ongoing consolidation of mature producing assets. It also strengthens our ability to scale responsibly, in a non-dilutive manner, while preserving our disciplined approach to capital allocation.
We remain focused on unlocking value across our portfolio through asset optimization, which resulted in approximately $70 million of additional cash flow, high return projects with our targeted capital investments, and the continuation of portfolio optimization through Smarter Asset Management (SAM) programs. Our NextLVL team’s industry-leading pace of asset retirements and regulatory advancements in West Virginia highlights our commitment to collaborating across our organization and with key stakeholders to solidify our commitment to sustainable operations.
As we look ahead, the mega trends of electrification, AI power demand, and US LNG Export growth only strengthen the fundamental outlook for our business. The acceleration of natural gas generation for data center demand in Appalachia creates a line of sight to meaningful in-basin demand, pointing to tighter basis spreads near our footprint in the coming years. While our expansive central region operations are well-positioned to support US Energy dominance in the Gulf Coast, including as a strategic supplier to LNG export terminals.
Given Diversified's continued operational excellence, fundamental market tailwinds, and strategic actions to optimize our portfolio of assets, we remain confident in our ability to continue delivering consistent and resilient free cash flow, maintaining a strong balance sheet, and returning meaningful capital to shareholders. Diversified is well-positioned to thrive as a proven portfolio manager of energy assets in today’s evolving energy landscape, and we are proud to be the Right Company at the Right Time, delivering essential energy while creating long-term value for all stakeholders.”

Operations and Finance Update
Production
The Company recorded exit rate production in June 2025 of 1,135 MMcfepd (189 Mboepd)(a) and delivered 2Q25 average net daily production of 1,149 MMcfepd (192 Mboepd). The Company's production volume mix was approximately 73% natural gas, 13% natural gas liquids ("NGL's"), and 14% oil, with approximately 64% of production volumes from the Central region and 36% from Appalachia for the second quarter. Net daily production for the quarter continued to benefit from Diversified’s peer-leading, shallow decline profile.
Margin and Total Cash Expenses per Unit
Diversified delivered 2Q25 per unit revenues of $4.88/Mcfe(d) ($29.28/Boe) and Adjusted EBITDA Margin(b) of 63% (65% unhedged). Notably, these per unit metrics reflect an increase in both revenues and expenses from the incorporation of greater liquids-related production of Maverick. The Company’s per unit expenses are anticipated to improve as the Company implements its playbook to achieve long-term, sustainable synergies and cost savings. For example, General and Administrative expenses compared to prior period levels, despite the higher per unit costs of Maverick, supporting our progress on cost savings and synergy capture.

	1Q25		2Q25		1H25		1H24
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	$/Mcfe	$/Boe	$/Mcfe	$/Boe
Average Realized Price	$3.57	$21.42	$4.05	$24.30	$3.84	$23.04	$3.05	$18.30
Other Revenue	$0.19	$1.14	$0.19	$1.14	$0.19	$1.14	$0.18	$1.08
Total Revenue + Divestitures(d)	$3.78	$22.68	$4.88	$29.28	$4.41	$26.46	$3.30	$19.80

Lease Operating Expense	$0.91	$5.49	$1.21	$7.26	$1.08	$6.48	$0.66	$3.96
Production taxes	$0.21	$1.26	$0.23	$1.38	$0.22	$1.32	$0.15	$0.90
Midstream operating expense	$0.23	$1.38	$0.18	$1.08	$0.20	$1.20	$0.26	$1.56
Transportation expense	$0.35	$2.10	$0.36	$2.16	$0.35	$2.10	$0.31	$1.86
Total Operating Expense	$1.70	$10.23	$1.98	$11.88	$1.85	$11.10	$1.38	$8.28
Employees, Administrative Costs and Professional Fees(g)	$0.30	$1.80	$0.23	$1.38	$0.26	$1.56	$0.30	$1.80
Adjusted Operating Cost per Unit(e)	$2.00	$12.03	$2.21	$13.26	$2.11	$12.66	$1.68	$10.08
Adjusted EBITDA Margin(b)	47%		63%		56%		49%

Share Repurchase Program
At the 2025 Annual General Meeting, the Company's share repurchase authority was approved for a maximum of 8,099,015 shares representing 10% of the Company's issued share capital (the "2025 Authorization"). The Company announced details regarding the parameters of a Share Buyback Program (the "Program") on 20 March 2025, pursuant to which the maximum number of shares repurchased shall not exceed 4,756,842 Shares under the Program. Following the 2025 Authorization, the Company announces that the maximum number of shares repurchased under the Program shall be increased to, and shall not exceed, 8,099,015 shares. Year to date, the company has repurchased 3,273,466 shares, representing approximately 4% of the shares outstanding.
Combined Company 2025 Outlook
The Company is reiterating its previously announced Full Year 2025 guidance. Following the recently completed acquisition of Maverick, Diversified expects to realize significant operational synergies associated with a larger, consolidated position in Oklahoma and the ability to improve the overall cost structure of the Maverick assets while continuing to prioritize returns and Free Cash Flow generation.
The following outlook incorporates a nine-month contribution from the recently acquired Maverick assets.

2025 Guidance
Total Production (Mmcfe/d)	1,050 to 1,100
% Liquids	~25%
% Natural Gas	~75%
Total Capital Expenditures (millions)	$165 to $185
Adj. EBITDA(1) (millions)	$825 to $875
Adj. Free Cash Flow(1) (millions)	~$420
Leverage Target	2.0x to 2.5x
Combined Company Synergies (millions)	~$60
(1) Includes the value of anticipated cash proceeds for 2025 asset optimization.
Conference Call Details
The Company will host a conference call today, Monday, August 11, 2025, at 1:00 PM GMT (8:00 AM EDT) to discuss the 1H25 Interim Results and will make an audio replay of the event available shortly thereafter.

US (toll-free)	+1 877-836-0271/+1201-689-7805
UK (toll-free)	+44 (0)800 756 3429
Web Audio	https://www.div.energy/news-events/ir-calendarevents
Replay Information	https://ir.div.energy/financial-info

Footnotes:

(a)	Exit rate includes full month of June 2025 production.
(b)
Adjusted EBITDA represents earnings before interest, taxes, depletion, and amortization, and includes adjustments for items that are not comparable period-over-period; Adjusted EBITDA Margin represents Adjusted EBITDA as a percent of Total Revenue, Inclusive of Settled Hedges.

(c)
Adjusted Free Cash Flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest, and includes proceeds from divestitures; For more information, please refer to the Non-IFRS reconciliations as set out below.

(d)
Includes the impact of derivatives settled in cash and proceeds from divestitures; For purposes of comparability, excludes Other Revenue of $3 million in 1Q25, $3 million in 2Q25, $6 million in 1H25, and $8 million in 1H24, and Lease Operating Expense of $3 million in 1Q25, $4 million in 2Q25, $7 million in 1H25, and $9 million in 1H24 associated with Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(e)
Adjusted Operating Cost represent total lease operating costs plus recurring administrative costs. Total lease operating costs include base lease operating expense, owned gathering and compression (midstream) expense, third-party gathering and transportation expense, and production taxes. Recurring administrative expenses (Adjusted G&A) is a Non-IFRS financial measure defined as total administrative expenses excluding non-recurring acquisition & integration costs and non-cash equity compensation; For purposes of comparability, excludes certain amounts related to Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(f)	Includes the total value of dividends paid and declared, and share repurchases (including Employee Benefit Trust) year-to-date, through August 11, 2025.
(g)
As used herein, employees, administrative costs and professional services represent total administrative expenses excluding cost associated with acquisitions, other adjusting costs and non-cash expenses. We use employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company’s Annual Report and Form 20-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission and available on the Company’s website.
For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC
Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations, business and outlook of the Company and its wholly owned subsidiaries (the “Group”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “will”, “seek”, “continue”, “aim”, “target”, “projected”, “plan”, “goal”, “achieve”, “guidance” and words of similar meaning, reflect the Company’s beliefs and expectations and are based on numerous assumptions regarding the Company’s present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s or the Group’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company’s or the Group’s ability to continue to obtain financing to meet its liquidity needs, the Company’s ability to successfully integrate acquisitions, including the acquired Maverick assets, changes in the political, social and regulatory framework, including inflation and changes resulting from actual or anticipated tariffs and trade policies, in which the Company or the Group operate or in economic or technological trends or conditions. The list above is not exhaustive and there are other factors that may cause the Company’s or the Group’s actual results to differ materially from the forward-looking statements contained in this announcement, Including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission.
Forward-looking statements speak only as of their date and neither the Company nor the Group nor any of its respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement, may not occur. As a result, you are cautioned not to place undue reliance on such forward-looking statements. Past performance of the Company cannot be relied on as a guide to future performance. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.
Use of Non-IFRS Measures
Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA & Pro Forma TTM Adjusted EBITDA
As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, finance costs, accretion of asset retirement obligation, other (income) expense, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, (gain) loss on sale of equity interest, unrealized (gain) loss on investment, costs associated with acquisitions, other adjusting costs, loss on early retirement of debt, non-cash equity compensation, (gain) loss on interest rate swaps, and items of a similar nature. Pro forma TTM adjusted EBITDA extends adjusted EBITDA by adjusting for acquisitions or other significant changes that impacted EBITDA over the last twelve months.
Adjusted EBITDA and pro form TTM adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing and financing activities. However, we believe such measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to evaluate this metric as a percentage of our total revenue, inclusive of settled hedges, producing what we refer to as our adjusted EBITDA margin.
The following table presents a reconciliation of the IFRS Financial measure of Net Income (Loss) to Adjusted EBITDA for each of the periods listed:

	Three Months Ended		Six Months Ended
(In thousands)	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	December 31, 2024
Net income (loss)	$(337,391)	$303,465	$(33,926)	$15,745	$(102,746)
Finance costs	42,820	55,349	98,169	60,581	77,062
Accretion of asset retirement obligations	10,353	13,777	24,130	14,667	16,201
Other (income) expense(1)	(644)	179	(465)	(755)	(502)
Income tax (benefit) expense	66,790	(60,330)	6,460	(97,997)	(38,954)
Depreciation, depletion and amortization	70,807	93,398	164,205	119,220	137,264
(Gain) loss on fair value adjustments of unsettled financial instruments	235,070	(157,440)	77,630	80,117	108,913
(Gain) loss on natural gas and oil property and equipment(2)	236	5,316	5,552	249	15,059
(Gain) loss on sale of equity interest	—	—	—	—	7,375
Unrealized (gain) loss on investment	—	(6,355)	(6,355)	(2,433)	6,446
Costs associated with acquisitions	2,885	25,081	27,966	3,724	7,849
Other adjusting costs(3)	5,963	4,856	10,819	10,451	11,924
Loss on early retirement of debt	39,485	—	39,485	10,649	4,104

Non-cash equity compensation	1,825	2,552	4,377	3,669	4,617
(Gain) loss on interest rate swap	(35)	(35)	(70)	(100)	(90)
Total adjustments	$475,555	$(23,652)	$451,903	$202,042	$357,268
Adjusted EBITDA	$138,164	$279,813	$417,977	$217,787	$254,522
Pro forma TTM adjusted EBITDA(4)	$952,216	$964,028	$964,028	$584,261	$548,570
(1)Excludes $0.2 million, $0.4 million, $0.6 million, $0.5 million, and $0.6 million in dividend distributions received for our investment in DP Lion Equity Holdco during the three months ended March 31 and June 30, 2025, and the six months ended June 30, 2025, June 30, 2024, and December 31, 2024,respectively.
(2)Excludes $2 million, $68 million, $70 million, $7 million and $34 million in cash proceeds received for leasehold sales during the three months ended March 31 and June 30, 2025, and the six months ended June 30, 2025, June 30, 2024 and December 31, 2024, respectively, less $6 million, $6 million and $14 million for the three months ended June 30, 2025, and the six months ended June 30, 2025 and December 31, 2024, respectively.
(3)Other adjusting costs for the three months ended March 31 and June 30, 2025, and the six months ended June 30, 2025 were primarily associated with one-time personnel-related expenses and legal fees from certain litigation. Other adjusting costs for the six months ended June 30, 2024 were primarily associated with expenses associated with unused firm transportation agreements and legal and professional fees. Other adjusting costs for the six months ended December 31, 2024 were primarily associated with legal fees from certain litigation.
(4)Includes adjustments for the trailing twelve months ended March 31, 2025 for the Oaktree, Crescent Pass, and East Texas II acquisitions to pro forma results for a full twelve months of operations. Similar adjustments were made for the trailing twelve months ended June 30, 2025 for the Maverick, Summit, Crescent Pass, and East Texas II acquisitions as well as for the trailing twelve months ended June 30, 2024 for the Oaktree acquisition and for the trailing twelve months ended December 31, 2024 for the Oaktree, Crescent Pass, and East Texas II acquisitions.
Net Debt, Net Debt-to-Adjusted EBITDA & Net Debt-to-Pro Forma TTM Adjusted EBITDA
As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under the Credit Facility, borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities, and other borrowings. We believe net debt is a useful indicator of our leverage and capital structure.
As used herein, net debt-to-adjusted EBITDA, net debt-to-pro forma TTM adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted EBITDA or pro forma TTM adjusted EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of our Credit Facility financial covenants.
The following table presents a reconciliation of the IFRS Financial measure of Total Non-Current Borrowings to the Non-IFRS measure of Net Debt and a calculation of Net Debt-to-Adjusted EBITDA and Net Debt-to-Pro Forma Adjusted EBITDA for each of the periods listed:

	As of
(In thousands)	March 31, 2025	June 30, 2025	June 30, 2024	December 31, 2024
Total debt	$2,701,190	$2,676,910	$1,654,560	$1,693,242
LESS: Cash and cash equivalents	32,641	23,743	3,483	5,990
LESS: Restricted cash(1)(2)	106,011	103,158	54,976	46,269
Net debt	$2,562,538	$2,550,009	$1,596,101	$1,640,983
Pro forma TTM adjusted EBITDA(3)	$952,216	$964,028	$584,261	$548,570
Net debt-to-pro forma TTM adjusted EBITDA(4)	2.7x	2.6x	2.7x	3.0x
(1)Includes adjustments for deferred financing costs and original issue discounts, consistent with presentation on the Statement of Financial Position.
(2)The increase of restricted cash as of March 31 and June 30, 2025, is due to the addition of $19 million and $31 million in restricted cash for the ABS X Notes and ABS Maverick Notes, respectively, offset by $4 million for the retirement of the ABS I & II notes.
(3)Includes adjustments for the trailing twelve months ended March 31, 2025 for the Oaktree, Crescent Pass, and East Texas II acquisitions to pro forma results for a full twelve months of operations. Similar adjustments were made for the trailing twelve months ended June 30, 2025 for the Maverick, Summit, Crescent Pass, and East Texas II acquisitions as well as for the trailing twelve months ended June 30, 2024 for the Oaktree acquisition and for the trailing twelve months ended December 31, 2024 for the Oaktree, Crescent Pass, and East Texas II acquisitions.
(4)Does not include adjustments for working capital which are often customary in the market.
Free Cash Flow
As used herein, free cash flow represents net cash provided by operating activities, less expenditures on natural gas and oil properties and equipment, and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities beyond capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.
The following table presents a reconciliation of the IFRS Financial measure of Net Cash from Operating Activities to the Non-IFRS measure of Free Cash Flow for each of the periods listed:

	Three Months Ended		Six Months Ended
(In thousands)	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	December 31, 2024
Net cash provided by operating activities	$131,539	$132,596	$264,135	$160,810	$184,853
LESS: Expenditures on natural gas and oil properties and equipment	(28,031)	(61,238)	(89,269)	(20,848)	(31,252)
LESS: Cash paid for interest	(41,574)	(50,680)	(92,254)	(47,632)	(75,509)
Free cash flow	$61,934	$20,678	$82,612	$92,330	$78,092
ADD: Proceeds from divestitures	1,970	67,655	69,625	9,933	59,048
Adjusted free cash flow	$63,904	$88,333	$152,237	$102,263	$229,470
Free cash flow yield(1)		31%
(1)Annualized second quarter 2025 free cash flow of $88 million and Market Cap of $1.1 billion as of August 8, 2025.
Total Revenue, Inclusive of Settled Hedges and Adjusted EBITDA Margin
As used herein, total revenue, inclusive of settled hedges, accounts for the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.
As used herein, adjusted EBITDA margin is measured as adjusted EBITDA, as a percentage of total revenue, inclusive of settled hedges. Adjusted EBITDA margin encompasses the direct operating costs and the portion of general and administrative costs required to produce each Mcfe. This metric includes operating expense, employee costs, administrative costs and professional services, and recurring allowance for credit losses, which cover both fixed and variable cost components. We believe that adjusted EBITDA margin is a useful measure of our profitability and efficiency, as well as our earnings quality, because it evaluates the Group on a more comparable basis period-over-period, especially given our frequent involvement in transactions that are not comparable between periods.
The following table presents a reconciliation of the IFRS Financial measure of Total Revenue to the Non-IFRS measure of Total Revenue, Inclusive of Settled Hedges and a calculation of Adjusted EBITDA Margin for each of the periods listed:

	Three Months Ended		Six Months Ended
(In thousands)	March 31, 2025	June 30, 2025	June 30, 2025	June 30, 2024	December 31, 2024
Total revenue	$346,903	$431,162	$778,065	$368,674	$426,167
Net gain (loss) on commodity derivative instruments(1)	(52,271)	14,617	(37,654)	77,749	73,540
Total revenue, inclusive of settled hedges	294,632	445,779	740,411	446,423	499,707
Adjusted EBITDA	$138,164	$279,813	$417,977	$217,787	$254,522
Adjusted EBITDA margin	47%	63%	56%	49%	51%
(1)Net gain (loss) on commodity derivative settlements represents cash paid or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives, as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.